UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number: 001-14667
NOTIFICATION OF LATE FILING
(Check one) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the
Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Washington Mutual, Inc.

Full Name of Registrant

Former Name if Applicable
1301 Second Avenue

Address of Principal Executive Office (Street and number)
Seattle, Washington 98101

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Washington Mutual, Inc. (the “Registrant”) is not able to file its Quarterly Report on Form 10-Q for the quarter ending September 30, 2008 in a timely manner. The principal reason for the Registrant’s delay in filing relates to the appointment of the Federal Deposit Insurance Corporation (the “FDIC”) as receiver of Washington Mutual Bank (“WMB”), the Registrant’s banking subsidiary, on September 25, 2008 and the sale of substantially all of the assets of WMB to JPMorgan Chase Bank, National Association (“Purchaser”) pursuant to that certain Purchase and Assumption Agreement Whole Bank, dated as of September 25, 2008 (the “Sale Date”) between the FDIC and Purchaser (the “Sale”). As a result of the Sale, (i) substantially all of the Registrant’s employees ceased employment with the Registrant and commenced employment with the Purchaser on the Sale Date, and (ii) the Purchaser obtained custody of substantially all of the Registrant’s books, records and systems. Accordingly, the Registrant is currently unable to complete the preparation of its consolidated financial statements for the quarter ending September 30, 2008 as it does not have access to the necessary personnel and to major components of its books, records and systems, and does not have the capacity to have its consolidated financial statements reviewed by the Registrant’s independent auditors and certified by the Registrant’s current executive officers.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

William Kosturos
President, Vice President, General
Auditor, Controller, Chief Financial
Officer, Secretary and Chief
Restructuring Officer	925	683-4164

(Name and Title)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached Part IV(3) Explanation.

Washington Mutual, Inc. (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 11, 2008	By:	/s/ William Kosturos William Kosturos
President, Vice President, General
Auditor, Controller, Chief Financial
Officer, Secretary and Chief
Restructuring Officer

Part IV(3) Explanation
The Registrant anticipates that, based on the information that is currently available to it, the Registrant’s results of operations for the quarter ending September 30, 2008 will be significantly different from those for the corresponding period for the last fiscal year due to significant developments that have occurred in the Registrant’s business over the past year and the sale of WMB to the Purchaser on September 25, 2008. The Registrant is currently unable to provide a reasonable estimate of its results for the quarter ending September 30, 2008 for the reasons described in Part III of this Form 12b-25.